CONFIRMING STATEMENT


      This  Statement confirms that the undersigned, William
F. Ruprecht, had authorized and designated Gary Chard to execute and file with the Securities and Exchange Commission on the undersigned's behalf two (2) Form 4s, each filed on August 6, 2004, one relating to tax withholding of certain shares of vested Sotheby's Holdings, Inc. (the "Company") restricted stock on August 5, 2004 and the other concerning a grant of restricted stock and stock options by the Company to the undersigned on that date. The undersigned acknowledges that Gary Chard is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended, and was acting on the undersigned's behalf solely with respect to the referenced filings.


WILLIAM F. RUPRECHT

Date: August 10, 2004